Filed pursuant to Rule 433

Registration No. 333-174052

Supplementing the Preliminary Prospectus dated May 9, 2011

Pricing Term Sheet

Dated as of May 10, 2011

$135,000,000

PDL BioPharma, Inc.

3.75% Convertible Senior Notes due 2015

Final Term Sheet

The information in this pricing term sheet should be read together with the prospectus dated May 9, 2011 as supplemented by the preliminary prospectus supplement dated May 9, 2011 relating to the offering by PDL BioPharma, Inc. of its 3.75% Convertible Senior Notes due 2015, including the documents incorporated by reference therein (collectively, the “preliminary prospectus”).

Issuer:	PDL BioPharma, Inc. (“PDL”)

Ticker / Exchange for Common Stock:	PDLI / NASDAQ Global Select Market

Notes:	3.75% Convertible Senior Notes due 2015 (the “notes”)

Aggregate Principal Amount Offered:	$135.0 million aggregate principal amount of notes ($155.25 million if the underwriter’s overallotment option is exercised in full)

Use of Proceeds:	PDL expects to receive net proceeds of approximately $130.1 million (or approximately $149.7 million if the underwriters exercise their overallotment option in full), after deducting underwriting discounts and estimated fees and expenses related to the offering of the notes. PDL expects to use (i) up to approximately $112.1 million of the net proceeds to fund the repurchase from time to time or redemption of its 2.00% Convertible Senior Notes due February 15, 2012 and (ii) approximately $18.0 million of the net proceeds to purchase a convertible note hedge to reduce the dilutive impact of the conversion feature of the notes on its outstanding shares of common stock. PDL also expects to receive approximately $9.5 million in proceeds from the warrant transactions described in the preliminary prospectus.

Maturity:	May 1, 2015, unless earlier converted or repurchased

Annual Interest Rate:	3.75% per annum

Interest Payment Dates:	Interest will accrue from May 16, 2011, and will be payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2011.

	Per Note	Without Option	With Option
Public Offering Price	100%	$135,000,000	$155,250,000
Underwriting Discount	3.20%	$4,320,000	$4,968,000
Proceeds, Before Expenses, to PDL:	96.80%	$130,680,000	$150,282,000

Trading:	The notes will not be listed on any securities exchange or included in any automatic quotation system.

Trade Date:	May 10, 2011

Settlement Date:	May 16, 2011

Last Reported Sale Price of Common Stock, on NASDAQ on May 10, 2011:	$6.21 per share

Conversion Premium:	Approximately 27.5% above the Last Reported Sale Price of Common Stock

Initial Conversion Price:	Approximately $7.92 per share of Common Stock

Initial Conversion Rate:	126.2985 shares of common stock per $1,000 principal amount of notes, subject to adjustment

Warrant Strike Price:	$9.315, subject to adjustment, which represents a premium of approximately 50% over the Last Reported Sale Price of Common Stock

Dilution Adjustments:	Adjustments for events including payment of any dividend to all or substantially all holders of common stock

Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	RBC Capital Markets, LLC and JMP Securities LLC

CUSIP Number:	69329Y AC8

ISIN Number:	US69329YAC84

Impact on Balance Sheet:	Under Accounting Standards Codification 470-20, the liability and equity components of the notes are accounted for separately. The expected characterization of the principal amount of the notes is as follows (in millions):

Deferred tax liabilities	$5.8
Long-term debt	118.5
Additional paid-in-capital	10.7

Total	$135.0

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change:	The following table sets forth the number of additional shares by which the conversion rate of the notes will be increased for conversions in connection with a make-whole fundamental change, based on hypothetical stock prices and effective dates set forth below:

Effective Date of Fundamental Change	Stock Price
	$6.21	$6.50	$7.00	$7.92	$8.00	$9.00	$10.00	$15.00	$20.00	$30.00

May 16, 2011	34.7320	30.9582	25.8056	19.4688	19.0569	15.1222	12.6613	7.4775	5.2805	3.0991
May 1, 2012	34.7320	29.7852	23.8851	16.8503	16.4093	12.3658	10.0586	5.8304	4.1289	2.4353
May 1, 2013	34.7320	28.5705	21.6544	13.6724	13.1956	9.0745	7.0424	4.0267	2.8601	1.6947
May 1, 2014	34.7320	27.5477	18.3835	9.1945	8.6911	4.8760	3.5268	2.0798	1.4804	0.8791
May 1, 2015	34.7320	27.5476	16.5586	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and conversion dates may not be set forth on the table, in which case, if the stock price is:

•

between two stock price amounts on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	more than $30.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•	less than $6.21 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Despite the foregoing, in no event will the conversion rate, including any additional shares issuable under the table above, exceed 161.0305 shares per $1,000 principal amount of notes, subject to adjustment in the same manner and for the same events as the conversion rate as set forth under “Description of Notes—Anti-Dilution Adjustments” in the preliminary prospectus supplement.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and the accompanying prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch at (866) 500-5408.

This communication should be read in conjunction with the preliminary prospectus supplement dated May 9, 2011 and the accompanying prospectus dated May 9, 2011. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement and accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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